Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

June 17, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	The KEYW Holding Corporation - Registration Statement on Form S-1
Primary Standard Industrial Classification Number: 7373

Ladies and Gentlemen:

On behalf of The KEYW Holding Corporation, a Maryland corporation (the “Company”), transmitted herewith please find the Registration Statement on Form S-1 dated June 17, 2010, relating to the registration of up to $100 million of the Company’s common stock, par value $0.001 per share (the “Registration Statement”).

Please note that based on prior correspondence with the Division Staff (the most recent of which is the Staff’s letter of response dated April 9, 2010 to our firm), the Company has included audited statements of revenues and direct expenses with respect to its acquisition of certain contracts from General Dynamic Corporation’s Advanced Information System Group. In addition, the Company has included audited financial statements of its acquired businesses in accordance with Rule 3-05 of Regulation S-X, and is no longer seeking to apply SAB 80 in this regard.

Please call the undersigned at (410) 659-5071 with any questions concerning the attached materials.

Very truly yours,
/s/ A. Lynne Puckett
A. Lynne Puckett

Attachment

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Boulder Brussels Caracas Chicago Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb